FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2010

Commission File No. 000-30972

HIP ENERGY CORPORATION
(Translation of registrant’s name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC, Canada  V6E 3E2
(Address of principal executive office)

 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

HIP Energy Corporation (the “Company”)
Suite 404 – 999 Canada Place
World Trade Centre
Vancouver, BC  V6E 3E2

Item 2     Date of Material Change

June 14, 2010

Item 3     News Release

The news release was disseminated on June 16, 2010 through Stockwatch and Market News.

Item 4     Summary of Material Change

                Carlos Contreras has resigned as the Chief Operating Officer of the Company and James Chui has been appointed as the Chief Operating Officer to fill the vacancy.

Item 5     Full Description of Material Change

5.1           Full Description of Material Change

Carlos Contreras has resigned as the Chief Operating Officer of the Company for personal reasons.  He continues to be a director of the Company.  Mr. James Chui will assume the position of the Chief Operating Officer in place of Mr. Contreras.

5.2           Disclosure for Restructuring Transactions

N/A

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7     Omitted Information

None

Item 8     Executive Officer

Richard Coglon, President at 604-641-1367

Item 9     Date of Report

June 16, 2010

HIP ENERGY CORPORATION
 Suite 404 – 999 Canada Place, World Trade Centre
 Vancouver, B.C, Canada,   V6E 3E2
Tel:  (604) 641 1367  Fax: (604) 641 1214

NEWS RELEASE

OTC SYMBOL: HIPCF - (OTC:BB)	June 16, 2010

Vancouver, British Columbia, Canada:

HIP Energy Corporation (OTC:BB – “HIPCF”) (the “Company”) announces that Carlos Contreras has resigned as the Chief Operating Officer of the Company for personal reasons. Mr. Contreras will continue to serve as a director of the Company.  Mr. James Chui, a director and officer of the Company will assume the position of the Chief Operating Officer in place of Mr. Contreras.

HIP Energy Corporation.

Per: Mr. Richard Coglon (B.Com/LL.B)
President / Director

For further information on this release contact info@hipenergycorp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date:  June 17, 2010